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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
FORM 3
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.   Name and Address of Reporting Person*

J.W. Childs Equity Partners II, L.P.
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   (Last)                            (First)              (Middle)

One Federal Street, 21st Floor
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                                    (Street)

Boston, MA 02110
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

6/29/01
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

InSight Health Services Corp. (IHSC)
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5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [_]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, par value $0.001 per     10,000 shares of                   I            The common stock is owned by David W.
share                                  Common Stock                                    Dupree, Managing Director of The Halifax
                                                                                       Group, L.L.C., an affiliate of Halifax
                                                                                       Capital Partners, L.P., one of the Reporting
                                                                                       Persons.
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Preferred Stock,                                                                           $8.375 per
Series B                                            Common Stock           2,985,074.6     share (2)          I (1)          (1)
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Preferred Stock,                                                                           $8.375 per
Series C                                            Common Stock           3,337,672       share (2)          I (1)          (1)
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
Explanation of Responses:

(1) On June 29, 2001, InSight Health Services Holdings Corp., a Delaware corporation ("Holdings"), JWCH Merger Corp., a Delaware corporation and wholly owned subsidiary of Holdings ("Mergeco") and InSight Health Services Corp., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the proposed merger of Mergeco with and into the Company whereby the Company will become the wholly-owned subsidiary of Holdings. J.W. Childs Equity Partners II, L.P., a Delaware limited partnership ("J.W. Childs"), owns approximately 80% of the capital stock of Holdings and Halifax Capital Partners, L.P., a Delaware limited partnership ("Halifax"), owns approximately 20% of the capital stock of Holdings. This Form 3 is being jointly filed by J.W. Childs, Halifax, Holdings and Mergeco, which are hereinafter referred to as the "Reporting Persons".

In connection with the Merger Agreement, Holdings and Mergeco entered into (i) that certain Voting Agreement (the "GE Voting Agreement"), dated June 29, 2001, among Holdings, MergeCo, and General Electric Company ("GE"), (ii) that certain Voting Agreement (the "GE Fund Voting Agreement"), dated June 29, 2001, among Holdings, MergeCo, and GE Fund ("GE Fund"), and (iii) that certain Voting Agreement (the "Carlyle Voting Agreement"), dated June 29, 2001, among Holdings, MergeCo, and Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership, Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership, C/S International Partners, a Cayman Islands general partnership, State Board of Administration of Florida, Carlyle Investment Group, L.P., a Delaware limited partnership, Carlyle-InSight International Partners, L.P., a Cayman Islands exempted limited partnership, Carlyle-InSight Partners, L.P., a Delaware limited partnership and TC Group, L.L.C., a Delaware limited liability company (together "Carlyle"), (the GE Voting Agreement, the GE Fund Voting Agreement and the Carlyle Voting Agreement are collectively referred to herein as the "Voting Agreements"). Based on representations made in the Voting Agreements: (x) Carlyle beneficially owns 25,000 shares of InSight Health Services Corp. (the "Company") convertible preferred stock, Series B, par value $0.001 per share ("Series B Preferred Stock"), convertible into 298,507.46 shares of the Company's convertible preferred stock, Series D, par value $0.001 ("Series D Preferred Stock") and ultimately convertible into 2,985,074.6 shares of the Company's common stock, par value $0.001 per share ("Common Stock") and warrants to purchase up to 290,000 shares of Common Stock, (y) GE beneficially owns 17,005 shares of the Company's convertible preferred stock, Series C, par value $0.001 per share ("Series C Preferred Stock"), convertible into 203,044.8 shares of the Company's Series D Preferred Stock and

TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

ultimately convertible into 2,030,448 shares of the Company's Common Stock and warrants to purchase up to 270,000 shares of Common Stock and (z) GE Fund beneficially owns 10,948 shares of the Company's Series C Preferred Stock convertible into 130,722.4 shares of the Company's Series D Preferred Stock and ultimately convertible into 1,307,224 shares of the Company's Common Stock (Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, warrants beneficially owned by GE and Carlyle and all securities issued in respect of the foregoing are collectively referred to herein as the "Subject Shares"). Based on these representations and the representations of the Company in the Merger Agreement regarding the number of outstanding shares of Common Stock as of June 29, 2001, GE, GE Fund and Carlyle beneficially own approximately 67.74%, in the aggregate, of the outstanding shares of Common Stock. Pursuant to the Voting Agreements, GE, GE Fund and Carlyle agreed, among other things, to vote in favor of the transactions contemplated by the Merger Agreement.

As a result of the foregoing transactions, the Reporting Persons and certain officers of the Company may be deemed to have formed a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Each of the Reporting Persons expressly declares that the filing of this Form 3 shall not be construed as an admission by it, for the purposes of the Act, that it has formed a group, that it is the beneficial owner of, or that it has any shared voting or dispositive power over, or pecuniary interest in, any shares of Common Stock.

(2) Subject to customary anti-dilution adjustments.

Other Reporting Persons:

      Halifax Capital Partners, L.P.                  InSight Health Services Holdings Corp.    JWCH Merger Corp.
      1133 Connecticut Avenue, N.W., Suite 700        c/o J.W. Childs Associates, L.P.          c/o J.W. Childs Associates, L.P.
      Washington, DC 20036                            One Federal Street, 21st Floor            One Federal Street, 21st Floor
                                                      Boston, MA 02110                          Boston, MA 02110

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Filer:            J.W. Childs Equity Partners II, L.P.
                  One Federal Street, 21st Floor
                  Boston, MA 02110

Date of Event Requiring Statement: 6/29/01

Issuer Name and Ticker or Trading Symbol: InSight Health Services Corp. (IHSC)



         J.W. CHILDS EQUITY PARTNERS II, L.P.
         By: J.W. Childs Advisors II, L.P., its General Partner
         By: J.W. Childs Associates, L.P., its General Partner
         By: J.W. Childs Associates, Inc., its General Partner


         By: /s/ Edward D. Yun
             ------------------------------------------
             Name:  Edward D. Yun
                    ------------------------------------
             Title: Vice President
                    ------------------------------------



             Additional Signatures:

             HALIFAX CAPITAL PARTNERS, L.P.
             By: Halifax Genpar, L.P.
             By: The Halifax Group, L.L.C.

             By: /s/ David W. Dupree
                 -----------------------------------
                 Name:  David W. Dupree
                 Title: Managing Partner


             INSIGHT HEALTH SERVICES HOLDINGS CORP.


             By: /s/ Mark J. Tricolli
                 -----------------------------------
                 Name:  Mark J. Tricolli
                 Title: Vice President


             JWCH MERGER CORP.


             By: /s/ Mark J. Tricolli
                 -----------------------------------
                 Name:  Mark J. Tricolli
                 Title: Vice President